AB 3/3

KH 3/2

SEC MAIL PROCESSING SECTION RECEIVED FEB 24 2011 WASH., D.C. 200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45389

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carnegie, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 West 55th Street
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Flakstad (212) 262-5800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Regen, Benz & MacKenzie CPA's, P.C.
(Name – *if individual, state last, first, middle name*)

57 West 38th Street	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

11016850

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/3

OATH OR AFFIRMATION

I, Thomas Flakstad, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carnegie, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIA D. YURASITS
Notary Public, State of New York
Qualified in Queens County
Reg. No. 01YU6184144
My Commission Expires 3-31-2012

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RegenBenzMacKenzie

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Carnegie, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Carnegie, Inc. (a wholly owned subsidiary of Carnegie Investment Bank AB) as of December 31, 2010 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is affiliated with other companies in the same line of business, all of which are controlled by a common parent. As discussed in Note 4, the Company and its affiliates have engaged in significant transactions with each other.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carnegie, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, New York
January 19, 2011

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

57 WEST 38TH STREET, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

CARNEGIE, INC.
(a wholly owned subsidiary
of Carnegie Investment Bank AB)

FINANCIAL STATEMENTS

DECEMBER 31, 2010

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Current Assets	
Cash (Note 3)	$ 6,368,357
Commissions Receivable (Note 4)	491,013
Other Receivables	7,583
Prepaid Income Taxes (Note 9)	60,432
Corporate Tax Refund Receivable	835,090
Prepaid Expenses	119,710
Total Current Assets	7,882,185
Fixed Assets	
Furniture, Equipment and Leasehold Improvements at cost, less accumulated depreciation of $1,983,348 (Note 5)	460,795
Other Assets	
Deferred Income Tax Benefit (Note 9)	723,818
Deposits	3,970
Total Other Assets	727,788
TOTAL ASSETS	$ 9,070,768

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts Payable and Accrued Expenses	$ 3,263,358
Rent Abatement	20,750
Total Current Liabilities	3,284,108
Stockholder's Equity	
Capital Stock (Note 8)	1
Paid-in Capital	1,999,999
Retained Earnings	3,786,660
Total Stockholder's Equity	5,786,660
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 9,070,768

See accountants' audit report and accompanying notes to financial statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenue	
Commission Income	$ 9,405,073
Fee Income	1,880,794
Interest Income	28,737
Foreign Exchange Loss	(12,243)
Total Revenue	11,302,361
Expenses	
Settlement Costs	3,850,857
Salaries	6,187,203
Office Rent and Utilities	388,032
Commercial Rent Tax	6,900
Payroll Taxes	235,853
Employee Benefits (Note 6)	543,539
Insurance	78,144
Research	97,934
Depreciation	123,300
Repairs and Maintenance	43,262
Office Expenses	105,737
Telephone and Communication	853,915
Machine Rental and Maintenance	63,406
Professional and Legal Fees	235,556
Travel and Entertainment	756,714
Regulatory Fees	34,763
Dues and Subscriptions	35,418
Charitable Contributions	7,600
Miscellaneous	5,789
Payroll Service Charges	2,908
Seminars	2,689
Total Expenses	13,659,519
Loss Before Income Taxes	(2,357,158)
Provision for Income Taxes (Note 9)	(6,976)
Income Tax Benefit	1,073,262
Net Loss for the Year Ended December 31, 2010	$ (1,290,872)

See accountants' audit report and accompanying notes to financial statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Capital Stock	Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2010	$ 1	$ 1,999,999	$ 5,077,532	$ 7,077,532
Net Loss	-	-	(1,290,872)	(1,290,872)
Dividend	-	-	-	-
Balances, December 31, 2010	$ 1	$ 1,999,999	$ 3,786,660	$ 5,786,660

See accountants' audit report and accompanying notes to financial statements.

CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash Flows from Operating Activities	
Net Loss	$ (1,290,872)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:	
Depreciation and Amortization	123,300
Decrease in Commissions Receivable	29,808
Decrease in Other Receivables	8,301
Decrease in Prepaid Income Taxes	357,750
Increase in Corporate Tax Refund Receivable	(55,619)
Decrease in Prepaid Expenses	25,074
Increase in Deferred Income Tax Benefit	(324,079)
Decrease in Security Deposits	8,034
Increase in Accounts Payable and Accruals	271,672
Decrease in Rent Abatement	(4,150)
Net Cash Used In Operating Activities	(850,781)
Cash Flows From Investing Activities	
Purchase of Fixed Assets	(81,618)
Net Cash Used In Investing Activities	(81,618)
Net Decrease in Cash	(932,399)
Cash and Cash Equivalents January 1, 2010	7,300,756
Cash and Cash Equivalents December 31, 2010	$ 6,368,357

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for:

Taxes	$ 100,000

See accountants' audit report and accompanying notes to financial statements.

NOTE 1 - ORGANIZATION

Carnegie, Inc. ("Carnegie") an United States of America Corporation, was incorporated on September 19, 1986. Carnegie is a wholly owned subsidiary of Carnegie Investment Bank AB, a Swedish Corporation which is owned by ABCIB Holding AB (ABCIB), a Swedish corporation. ABCIB changed its name to Carnegie Holding AB in February 9, 2011.

ABCIB was owned by Altor Fund III (Altor) (65 percent) and Bure Equity AB (Bure) (35 percent) until December 14, 2009 when Altor and Bure sold 25 percent to some 250 employees of Carnegie Investment Bank AB. On September 22, 2010, Investment AB Oresund exercised certain rights and acquired 9.9 percent in ABCIB. The current ownership is as follows:

Altor Fund III	43.92 %
Bure Equity AB	23.65 %
CIBVESTCO I + II	22.52 %
Investment AB Oresund	9.90 %

Substantially all securities transactions represent the sale of foreign securities (a minor portion, less than 2% represents domestic securities). All foreign securities commission income is generated through related companies and the settlement costs of foreign securities transactions are through related companies. The sale of domestic securities is also handled through the related companies.

Carnegie does not maintain any customer accounts, as defined by Rule 15c3-3 of the Securities and Exchange Commission. Carnegie is therefore exempt from Rule 15c3-3 in accordance with Section (k)(2)(i) thereof.

Since Carnegie does not settle their trades through a United States broker, it is required to record the liability for the unsettled trades, if any.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Carnegie uses the accrual method of accounting for financial statements and for income tax purposes. Carnegie accounts for all revenue from securities transactions and expenses related to such transactions on a trade date basis.

Furniture and equipment are stated at cost and are being depreciated on the straight-line basis using estimated useful lives from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes (see Note 9). Interest and penalties associated with tax positions are recognized in the statement of income if material.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency translation:
Amounts recorded in foreign currency are translated into United States dollars as follows:

(a) Monetary assets and monetary liabilities, at the rate of exchange in effect as of the balance sheet date;

(b) Non-monetary assets and non-monetary liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and,

(c) Revenues and expenses (excluding amortization and depreciation, which are translated at the same rate as the related asset), at the average rate of exchange for the year.

The Company uses estimates and assumptions in preparing financial statements in accordance with U.S. Generally Accepted Accounting Principles. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used. The nature of the Company's operations is such that variances from estimates of financial statements amounts are not likely to be significant.

NOTE 3 - CASH

Only $250,000 of cash held at JP Morgan Chase is FDIC insured. The balance of $6,117,446 is not FDIC insured.

For the statement of cash flows, Carnegie includes cash on deposit, cash on hand, money market and certificates of deposits with original maturities less than three months (if any) as cash equivalents.

NOTE 4 - COMMISSIONS RECEIVABLE

Commissions receivable represents the net amount due from related companies of $491,013 (as shown below), net of settlement costs and due within 30 days.

Carnegie Investment Bank AB	$ 205,738
Carnegie Bank A/S	180,804
Carnegie Investment Bank AB Finland Branch	35,663
Carnegie ASA	68,808
	$ 491,013

NOTE 5 - FIXED ASSETS

Following is a summary of furniture, equipment and leasehold improvements at cost, less accumulated depreciation:

Furniture and Equipment	$ 1,651,813
Leasehold Improvements	792,330
	2,444,143
Less: Accumulated Depreciation	1,983,348
Total	$ 460,795

NOTE 6 - EMPLOYEE BENEFITS

Carnegie established a profit sharing pension plan during the calendar year 1994. All employees who have been employed with the company for three months are covered by the plan. Carnegie's contributions to the plan are at the discretion of the Board of Directors. Contributions may vary from 0-15 percent of an employee's base salary and are determined on a yearly basis; however, the maximum contribution for any individual may not exceed $25,000. Funds contributed to the pension plan are set aside in a separate account for each participant and are self directed by the participant

For the year ended December 31, 2010, contributions to the plan charged to operations were $261,777 and are included in employee benefits.

In addition, Carnegie pays for the cost of all of its employees health insurance premiums.

NOTE 7 - COMMITMENTS

Carnegie occupies leased office space in New York City. The current lease will expire on December 31, 2015. The lease may be cancelled by the landlord upon 6 months written notice at any time after November 1, 2010 if the building is in the process of being converted to residential use. If the landlord exercises this clause, Carnegie's rent shall be abated for the final four months of the remaining lease term. Future minimum rental commitments for this operating lease are as follows:

2011	$	277,649
2012		283,202
2013		288,867
2014		294,644
2015		300,536
Total minimum future rentals	$	1,444,898

NOTE 8 - CAPITAL STOCK

The authorized, issued and outstanding capital stock at December 31, 2010, was as follows:

Common Stock, par value $.01 per share, authorized 100 shares; issued 100 shares.

NOTE 9 - INCOME TAXES

For calendar year 2010 Carnegie charged $6,976 in taxes against income as follows:

Federal	$ -
State	10,068
Local	8,604
Adjustment For Prior Years Taxes	(11,696)
	$ 6,976

The New York State and City taxes are based on capital, as Carnegie incurred a loss for the year.

The major components of income tax expense for the year ended December 31, 2010 are:

Current Income Tax Expense	$ 18,672
Adjustments in Respect of Income Tax of Previous Years	(11,696)
Income Tax Expense Reported on Financial Statements	$ 6,976

Deferred income tax at December 31, 2010 relates to the following:

Accelerated Depreciation for Tax Purposes	$ 93,598
Rent Expense Abatement	(7,055)
State/Local Tax Refund Net of Federal Income Tax	637,275
Deferred Income Tax Reported on Financial Statements	$ 723,818

The following temporary differences gave rise to the deferred tax: rent expense attributable to rent abatement is not deductible since it was not paid; and, the excess of book depreciation over tax depreciation.

Prepaid income tax represents an overpayment of federal, state and local income tax that will be applied to the 2011 tax liability. The overpayment is attributable to estimated taxes being paid on projected taxable income which was greater than the actual income.

Corporate tax refund receivable represents the Federal refund, which Carnegie will receive once the 2010 Net Operating Loss is carried back and applied against calendar year 2008 income in the amount of $762,519 and an overpayment of federal, state and local income tax for the current year in the amount of $72,571. New York State and City only allow a carryback of $10,000 per year for two years and the balance may be carried forward for 20 years. Following are the New York State and City Net Operating Losses and the year they expire:

NOTE 9 - INCOME TAXES (CONTINUED)

		Amount	Year of Loss	Expiration
New York State	$	2,115,559	2009	2029
		2,252,843	2010	2030
New York City	$	2,125,680	2009	2029
		2,244,239	2010	2030

Since the 2009 loss was carried back to 2007 and the balance carried forward, the entire 2010 loss will be carried forward. The New York State and City refunds applicable to the Net Operating Loss is included net of Federal tax in the deferred income tax benefit.

NOTE 10 - RELATED PARTY DISCLOSURES

The following table provides the total amount of transactions, which have been entered into with related parties for the relevant financial year.

	Commission and Fee Income	Trading Income (Loss)	Currency Gain (Loss)	Settlement Fees Paid
Carnegie Investment Bank AB	4,026,974	(101,088)	(41,434)	1,666,681
Carnegie Bank A/S	1,917,766	(2,792)	10,410	725,561
Carnegie Investment Bank AB Finland Branch	1,200,166	(913)	1,908	485,242
Carnegie ASA	2,536,477	(70,587)	13,997	973,027

NOTE 11 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Carnegie has a number of financial instruments, including cash. Carnegie estimates that the fair value of all financial instruments at December 31, 2010 does not differ materially from the aggregate carrying value of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by Carnegie using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. None of the financial instruments are held for trading purposes.

NOTE 12 - NET CAPITAL REQUIREMENTS

Carnegie is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that Carnegie maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregated debit balances arising from customer transactions, as defined. (The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.) At December 31, 2010, Carnegie had net capital of $3,083,591 which was $2,833,591 in excess of its required net capital.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2010

SCHEDULE I
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

NET CAPITAL	
Total Stockholder's Equity Qualified for Net Capital	$ 5,786,660
Deductions and/or Charges	
Non-allowable Assets:	
Petty Cash	658
Commissions Receivable	491,013
Prepaid Income Taxes	60,432
Corporate Tax Refund Receivable	835,090
Prepaid Expenses	119,710
Furniture, Equipment and Leasehold Improvements	460,795
Other Assets	735,371
Total Deductions and/or Charges	2,703,069
Net Capital before Haircuts on Securities Positions (Tentative Net Capital)	3,083,591
Haircuts on Investment Securities	-
Net Capital	$ 3,083,591
Aggregate Indebtedness	
Items Included in Statement of Financial Condition:	
Accounts Payable and Accruals	$ 3,263,358
Rent Abatement	20,750
Total Aggregate Indebtedness	$ 3,284,108
COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT	
2 percent of aggregate debit items (or $250,000, if greater) as shown in Formula for reserve requirements pursuant to rule 15c3-3 prepared as of the date of net capital computation	$ 250,000
Capital Requirement of Broker, Dealer Electing Alternative Method	250,000
Total Net Capital Requirement	$ 250,000
Excess Net Capital	$ 2,833,591
Net Capital in excess of the greater of: 5 percent of aggregate debit items or 120% of minimum net capital requirement	$ 2,783,591

SCHEDULE I (CONTINUED)
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

RECONCILIATION WITH CARNEGIE, INC. COMPUTATION

Net Capital, as reported in Company's Part II Focus Report	$ 3,083,591
Net Capital per above	$ 3,083,591

SCHEDULE II
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

As Carnegie, Inc. does not hold customer accounts, this schedule is not applicable.

SCHEDULE III
CARNEGIE, INC.
(a wholly owned subsidiary of Carnegie Investment Bank AB)
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.)	$ 0
A.	Number of items	0
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ 0
A.	Number of items	0

SCHEDULE IV

CARNEGIE, INC.

(a wholly owned subsidiary of Carnegie Investment Bank AB)

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

AS OF DECEMBER 31, 2010

As Carnegie, Inc. does not hold customer accounts, this schedule is not applicable.

INDEPENDENT ACCOUNTANT'S REPORT

ON INTERNAL CONTROL

AS OF DECEMBER 31, 2010

RegenBenzMacKenzie

RegenBenzMacKenzie

Board of Directors
Carnegie Inc.
New York, New York

In planning and performing our audit of the financial statements of Carnegie Inc. (the Company a wholly owned subsidiary of Carnegie Investment Bank AB) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation or differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

57 WEST 38TH STREET, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the SEC, The Financial Industry Regulatory Authority (FINRA) and other regulatory, agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, New York
January 19, 2011

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING

AGREED-UPON PROCEDURES RELATED TO AN

ENTITY'S SIPC ASSESSMENT RECONCILIATION

AS OF DECEMBER 31, 2010

RegenBenzMacKenzie

RegenBenzMacKenzie

Board of Directors
Carnegie Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Carnegie Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC , solely to assist you and the other specified parties in evaluating Carnegie Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Carnegie Inc.'s management is responsible for Carnegie Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including cash disbursements journal and posting to general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Regen, Benz & MacKenzie, CPA's, P.C.

February 18, 2011

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

57 WEST 38TH STREET, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

CARNEGIE, INC.
SEC FILE NUMBER 8-45389
SCHEDULE OF ASSESSMENT PAYMENTS SIPC
FOR THE ASSESSMENT PERIOD JANUARY 1, 2010 TO DECEMBER 31, 2010

SIPC-7T - General Assessment:	$ 28,255
Less amounts paid to SIPC:	
July 25, 2010	14,422
February 7, 2011	13,833
Total Payments:	$ 28,255

SIPC-7 (31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (31-REV 5/10)

For the fiscal year ended December 31, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

CARNEGIE INC
20 W 55TH ST FL 10
NEW YORK, NY 10019

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2 (not less than $150 minimum)) $28,255

B. Less payment made with SIPC-6 filed (exclude interest) (14,422)
July 25, 2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 13,833

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $13,833

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $13,833

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CARNEGIE, INC
(Name of Corporation, Partnership or other organization)

H Marshall
(Authorized Signature)

C.F.O.
(Title)

Dated the 7th day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January, 20 10
and ending December 31, 20 10
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 11,302,360
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $251	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 11,302,109
2e. General Assessment @ .0025	$ 28,255
	(to page 1 but not less than $150 minimum)